SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: September 1, 2017

List of materials

Documents attached hereto:

i) Press release Announcement Regarding the Closing of the Transfer of the Battery Business from Sony to Murata Manufacturing

September 1, 2017
Sony Corporation

Announcement Regarding the Closing of the Transfer of the Battery Business from Sony to
Murata Manufacturing

Sony Corporation (“Sony”) today announced that it has completed the transfer of the Sony Group’s battery business to the Murata Manufacturing Co., Ltd. Group (the “Transfer”). The Transfer was previously announced in the press releases entitled “Murata Manufacturing and Sony Sign Definitive Agreement for the Transfer of Battery Business” dated October 31, 2016 and “Announcement Regarding the Expected Closing of the Transfer of the Battery Business from Sony to Murata Manufacturing” dated July 19, 2017.

While Sony expects that certain additional losses related to the Transfer will be recorded in its consolidated financial results for the fiscal year ending March 31, 2018 as a result of post-closing adjustments, the Transfer is not anticipated to have a material impact on Sony’s forecast for its consolidated financial results for the same fiscal year.

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